

PROSPECTUS

May 1, 2002

Mosaic
Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund

equity trust

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MOSAIC FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Mosaic Equity Trust (the "Trust") offers shares of four separate funds in this prospectus:

Mosaic Investors and Mid-Cap

The Investors and Mid-Cap Funds seek long-term growth.

Mosaic Balanced

The Balanced Fund seeks (1) to produce current income and (2) to provide an opportunity for capital appreciation.

Mosaic Foresight

The Foresight Fund seeks (1) long-term growth and (2) capital preservation.

Principal Investment Strategies of Each Fund

Fund-Specific Strategies

Mosaic Investors

The Investors Fund invests primarily in the common stock of established high-quality, larger growth companies. Generally, the companies the Investors Fund buys have a market capitalization (the value of all of a company's stock on the market) of $5 billion or more. The fund may buy a number of mid-sized growth companies as well (market capitalizations between $1 and $5 billion).

Mosaic Mid-Cap

The Mid-Cap Fund invests at least 80% of its net assets in the common stock of mid-sized companies. Generally, the companies the Mid-Cap Fund buys have a market capitalization between $1 and $10 billion at time of purchase.

Mosaic Balanced

The Balanced Fund invests in a combination of common stocks and investment grade bonds. Its stock component will consist primarily in the common stock of established high-quality, larger growth companies. Generally, the companies the Balanced Fund buys have a market capitalization (the value of all of a company's stock on the market) of $5 billion or more. The Balanced Fund may buy a number of smaller growth companies as well (market capitalizations between $1 and $5 billion). However, it never holds more than 70% of its assets in common stocks. The rest of the Balanced Fund (generally, 30% to 50%) is invested in investment grade corporate bonds and U.S. government bonds.

In general, we anticipate that 25-50% of the Balanced Fund's total net assets will be invested in debt securities that have an average weighted maturity of less than 10 years.

Mosaic Foresight

The Foresight Fund is an asset allocation fund. Based on our assessment of market and economic conditions, this fund has the flexibility to move in or out of the stock and bond markets when these markets appear unusually over-or-under valued. However, it may have significant holdings in cash, money market instruments or investment grade bonds at times when we feel that the market is vulnerable to a meaningful decline. The common stocks selected for the Foresight Fund are generally larger companies of the type selected for the stock portion of the Balanced Fund, but it may also invest in smaller companies such as those selected for the Mid-Cap Fund. The bonds selected have a maturity of 10 years or less.

General Strategies

Focused Portfolios

To the extent invested in common stocks, each fund generally invests in only 20-35 companies. This reflects our belief that your money should be in our top investment ideas, not our 75th or 125th best idea.

Growth and Value: GARP

We select companies that we believe show steady, sustainable growth and reasonable valuation, rather than "hot" stocks or "trendy"

growth companies with high share prices. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price."

Principal Risks of Investing in Each Fund

All Funds

Market Risk

The share price of each fund reflects the value of the securities it holds. If a stock's price falls, the share price of the fund will go down (unless another stock's price rises by an offsetting amount). If the fund's share price falls below the price you paid for your shares, you could lose money when you redeem your shares. This is generally known as "market risk."

Fund Specific Risks

Mid-Cap Fund Specific Risks

The smaller companies held by the Mid-Cap Fund have greater market risk than stocks of more established companies.

Balanced Fund Risks

Bonds held by the Balanced Fund are subject to call risk. If a bond issuer "calls" a bond (pays it off at a specified price before it matures), the Balanced Fund would have to reinvest the proceeds at a lower interest rate. The fund may also experience a loss if the bond is called at a lower price than what it paid.

Balanced and Foresight Fund Specific Risks

The Balanced Fund always invests in bonds and the Foresight Fund may invest in bonds. When interest rates go up, bond prices tend to go down. The value of bonds in the Balanced Fund are likely to fall as interest rates rise, causing the fund's share price to fall as well. The Foresight Fund will react the same way if it holds bonds during a period of rising interest rates. This is generally known as "interest rate risk."

The greater the percentage of a fund's investment in bonds, the greater its interest rate risk. On the other hand, the more bonds a fund holds, the lesser its market risk. You should also understand that the longer the maturity of any bond, the greater the effect will be on its price when interest rates change. The Balanced Fund may have long average maturities, while the average maturity of the Foresight Fund may be shorter at 10 years or less.

Foresight Fund Specific Risks

When changing its allocation of stocks and fixed-income securities, the Fund may incur increased brokerage costs. Also, short-term trading may generate capital gains.

Risk/Return Bar Chart and Performance Table

The following bar charts illustrate the risks of each fund by showing changes in each fund's performance from year to year over a 10-year period (or for the life of the fund, if less). After the bar chart for each fund is a table that compares the fund's average annual total returns with those of a broad-based securities market index that is not subject to the fees and expenses typical of mutual funds. Included in the table are after-tax returns that are not relevant to you if you hold your shares through a tax-deferred arrangement, such as an individual retirement account or 401(k) plan. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after tax returns depend on your tax situation and may differ from those shown. Remember, however, that how any fund performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future.

Investors Fund



During the period shown in the bar chart, the highest return for a quarter was 23.11% (quarter ending December 31, 1998) and the lowest return for a quarter was -9.92% (quarter ending September 30, 2001).

Average Annual Total Returns
(for the periods ending December 31, 2001)

	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	15.32%	13.32%	11.05%
Return after taxes on distributions	13.23%	8.83%	6.06%
Return after taxes on distributions and sale of fund shares	10.35%	8.81%	6.74%
Russell Midcap Index*	-5.62%	11.40%	13.58%

Average Annual Total Returns
(for the periods ending December 31, 2001)

	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	-2.52%	12.68%	12.67%
Return after taxes on distributions	-3.51%	9.22%	9.16%
Return after taxes on distributions and sale of fund shares	-0.67%	9.53%	9.23%
S&P 500 Index*	-11.88%	10.70%	12.94%

Balanced Fund



During the period shown in the bar chart, the highest return for a quarter was 13.27% (quarter ending December 31, 1998) and the lowest return for a quarter was -4.96% (quarter ending September 30, 2001).

Average Annual Total Returns
(for the periods ending December 31, 2001)

	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	1.17%	10.82%	10.45%
Return after taxes on distributions	-0.30%	7.66%	7.07%
Return after taxes on distributions and sale of fund shares	1.40%	7.79%	7.18%
S&P 500 Index*	-11.88%	10.70%	12.94%

Mid-Cap Fund



During the period shown in the bar chart, the highest return for a quarter was 21.54% (quarter ending December 31, 1998) and the lowest return for a quarter was -15.84% (quarter ending September 30, 1998).

Foresight Fund



During the period shown in the bar chart, the highest return for a quarter was 17.52% (quarter ending December 31, 1998) and the lowest return for a quarter was -5.91% (quarter ending September 30, 2001).

Average Annual Total Returns		
(for the periods ending December 31, 2001)		
	Past One Year	Since Inception on Dec. 31, 1997
Return before taxes	-2.97%	6.96%
Return after taxes on distributions	-4.18%	6.10%
Return after taxes on distributions and sale of fund shares	-1.79%	5.22%
S&P 500 Index*	-11.88%	5.66%

*The S&P 500 is the Standard & Poor's Composite Index of 500 stocks, a widely recognized, unmanaged index of common stock prices, while the Russell Midcap Index of stocks is made up of smaller companies including those of the type held by the Mid-Cap Fund.

Fees and Expenses of the Trust

This table describes the fees and expenses that you may pay if you buy and hold shares of any fund offered by Mosaic Equity Trust.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge
(Load) Imposed on Purchases. . . . . None
(as a percentage of offering price)
Maximum Deferred Sales Charge (Load) . . . . None
(as a percentage of offering price)
Redemption Fee. . . . . None
Exchange Fee . . . . None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

	Investors Fund	Mid-Cap Fund	Balanced Fund	Foresight Fund
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	None	None	None
Other Expenses	0.40%	0.50%	0.45%	0.50%
Total Annual Fund Operating Expenses	1.15%	1.25%	1.20%	1.25%

Example:
This Example is intended to help you compare the cost of investing in a fund offered by Mosaic Equity Trust with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	In- vestors Fund	Mid- Cap Fund	Bal- anced Fund	Fore- sight Fund
1 year	$117	$127	$122	$127
3 years	$365	$397	$381	$397
5 years	$633	$686	$660	$686
10 years	$1,398	$1,511	$1,455	$1,511

Additional fees and transaction charges described in Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks, bounced investment checks, and retirement plans). In addition, shareholders that purchase or redeem shares in the Trust through a securities broker may be charged a transaction fee by the broker for handling of the transaction. The Trust does not receive these fees. Shareholders may engage in any transaction directly with the Trust to avoid such charges.

Investment Objectives

Mosaic Equity Trust (the "Trust") offers shares of four separate funds in this prospectus:

Investors and Mid-Cap

The Investors and Mid-Cap Funds seek long-term growth of capital.

Balanced

The Balanced Fund seeks to (1) produce current income while (2) providing an opportunity for capital appreciation. By investing a portion of its assets in bonds, the fund seeks to lessen its exposure to market risk.

Foresight

The Foresight Fund's objectives are (1) to provide capital growth through investments in stocks and (2) capital preservation through active management of market exposure. Together, these objectives make this an asset allocation fund. As a result, the fund may have significant

holdings in cash, money market instruments or bonds at times when we feel that the market is vulnerable to a meaningful decline.

Achieving the Foresight Fund's investment objectives will depend on our ability to assess the effects of market and economic indicators on stock market trends and our stock selection capabilities.

Although it is an asset allocation fund, the Foresight Fund does not seek to maintain a minimum percentage of its assets invested in stocks or bonds. For this reason, it is considered a "flexible" fund.

All Funds

The investment objective of any fund offered by Mosaic Equity Trust may be changed without shareholder approval. Shareholders will, however, receive prior written notice of any material change. There can be no assurance that any fund's investment objectives will be achieved.

Implementation of Investment Objectives

All Funds
How do we select stocks for the funds?

We screen for both growth and value when seeking investments for each fund. We look for a pattern of consistent, sustainable earnings growth. We compare the valuation of the stock, based on the projected growth rate of the company's earnings, to the market in general (looking for an attractive ratio between growth and price) and to the company's historic valuations.

Our goal is to acquire companies when they are at the low end of their historical valuations. By avoiding overpriced issues, we attempt to avoid the most volatile and risky segments of the market. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price."

Why do we sell stocks in the funds?

We sell stocks for a number of reasons: (1) the valuation target we set for them is achieved; (2) the fundamental business prospects for the company have materially changed; or (3) we find a more attractive alternative.

How many stocks will the funds hold?

We want each stock to represent a meaningful commitment. Therefore, to the extent invested in common stocks, each fund generally invests in only 20-35 companies. We believe this offers the benefits of diversification, yet focuses the funds enough to allow for superior performance. It also reflects our belief that your money should be in our top investment ideas, not our 75th or 125th best idea.

Do the funds hold much cash?

In order to meet day to day shareholder transaction requirements, each fund will hold a certain amount of uninvested cash. We will normally invest this cash overnight in a repurchase agreement. Repurchase agreements involve the sale of securities to a fund by a financial institution or securities dealer, simultaneous with an agreement by that seller to repurchase the securities at the same price, plus interest, at a later date. Each fund will limit the parties with which it will engage in repurchase agreements to those financial institutions and securities dealers that are deemed creditworthy pursuant to guidelines adopted by the Trust's Board of Trustees.

Can a fund adopt a temporary defensive strategy?

If we determine that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100 percent of any fund could be invested in short-term, fixed-income investments. Of course, the Balanced Fund is expected to have a substantial non-stock position. On the other hand, to the extent

more than 35% of the Investors Fund or 20% of the Mid-Cap Fund is so invested, it would not be invested in accordance with policies designed to achieve its stated investment objectives. Also, to the extent the Balanced Fund or Foresight Fund takes a temporary defensive strategy that eliminates its opportunity to achieve its capital appreciation objective, it too would not be invested in accordance with policies designed to achieve its stated investment objectives.

Fund-Specific Strategies

Investors

The Investors Fund principally invests in the common stocks of established, larger growth companies. Generally, the companies the Investors Fund buys have a market capitalization (the value of all of a company's stock on the market) of $5 billion or more. However, the fund may buy a number of smaller growth companies as well (market capitalizations between $1 and $5 billion) if they meet our investment criteria.

The Investors Fund will normally be at least 65% invested in common stocks.

Mid-Cap

The Mid-Cap Fund invests at least 80% of its net assets in the common stocks of mid-cap companies at time of purchase. Mid-cap companies are defined as those with a market capitalization greater than $500 million but not exceeding the largest company in the Russell Mid-Cap Index. With this in mind, our intention is that the core of securities held will fall within the $1 and $10 billion range at time of purchase. We will provide shareholders at least 60 days notice before this policy can change.

Balanced

The equity component of the Balanced Fund invests in the common stocks of established, larger growth companies. Generally, the companies the Balanced Fund buys have a market capitalization (the value of all of a company's stock on the market) of $5 billion or more. However, the fund may buy a number of smaller growth companies as well (market capitalizations between $1 and $5 billion) if they meet our investment criteria.

The percentage of the Balanced Fund's assets that may be invested at any particular time in equities and bonds will depend on our judgment regarding general market risk. The fund will not invest more than 70% in equity securities (stocks). It will maintain at least 25% of its assets in fixed income senior securities (bonds), not including any convertible securities.

To determine the balance between stocks and bonds, we monitor many factors affecting the market outlook, including economic and monetary trends, market momentum, institutional psychology and historical similarities to current conditions. We carefully review the equity market's relationship to the bond market and interest rate trends.

To achieve income, the Balanced Fund invests in corporate debt securities and U.S. Government bonds. Eligible corporate debt securities must be accorded one of the four highest quality ratings by Standard & Poor's or Moody's ("investment grade") or, if unrated, judged by the Advisor to be a comparable quality. Bonds rated A, AA, or AAA by Standard & Poor's indicate strong to high capacity of the company to pay interest and repay principal. However, the fourth highest rating, BBB, indicates adequate capacity to pay interest and repay principal but suggests that adverse economic conditions may weaken the company's ability to meet these obligations. Therefore, bonds rated BBB are more speculative and reflect a higher level of risk. The fund may also invest in direct obligations of the United States government, its agencies and instrumentalities.

Through appreciation, the total market value of the Balanced Fund's stock holdings may grow beyond 70% of its total net assets. If this happens, we will take necessary actions to reduce total stocks to less than 70% of total net assets within 60 days.

Foresight Fund

Our allocation among stocks, bonds and money market instruments held by the Foresight Fund changes significantly. To illustrate, we expect to make changes in the fund's exposure to equities in increments of about 25% at appropriate times. We desire to make shifts from 100% (or as close to 100% as is reasonably possible) in equities to 75%, 50%, 25% or 0% in stocks, rather than making smaller percentage changes. But it is possible that the actual percentages may differ from such percentages due to the time needed to trade and reposition the fund, as well as due to market-related changes in the value of securities.

How will we make decisions on what percentage of the fund will be invested in stocks? Much of our research will involve a study of the history of market turns and shifts in direction. Technical analysis will be employed to spot such changes and to identify market trends and their momentum. Trend analysis will assist us by determining whether markets are overbought or oversold or overextended in their recent trading trend. Interrelationships between markets are important.

We believe that changes in direction in the bond market, interest rates and credit conditions give important signals of upcoming stock market movements. Our analysis will include changes in estimated and reported earnings and earnings growth rates in order to determine the trend toward raising or lowering earnings estimates on key companies.

Stocks selected will represent primarily well-established companies that have a demonstrated pattern of consistent growth. To a lesser extent, the Foresight Fund may invest in smaller "mid-cap" companies that may offer more rapid growth potential.

When we believe that an investment in bonds will provide greater potential for capital appreciation and preservation than an investment in stocks, money market funds or short-term instruments, the fund may own government, government agency or corporate bonds rated BBB/Baa or higher by either Standard & Poor's or Moody's. Bonds may not exceed 10 years in maturity.

Principal Risks

All Funds

Market Risks

Each fund's holdings will be subject to the economic, business and market risks associated with common stock investing. As a result, your investment in any fund, when redeemed, may be worth more or less than the price you originally paid for it.

While each fund is a diversified mutual fund, we intend to limit the common stock portion of each portfolio to 20-35 companies, with each company representing no more than 5% of the portfolio at cost. As a result, any fund's daily net asset value may be more volatile than a fund with greater portfolio diversification.

In the event a fund experiences more redemptions than sales in any year, we may be required to sell securities in order to raise cash to meet these redemptions. Such sales may cause capital gains to be real-ized for tax purposes. Any such gains must be distributed among the remaining shareholders. (See "Taxes" below.)

Additional Fund–Specific Risks

Mid-Cap Fund

The Mid-Cap Fund invests in comparably smaller companies and may invest in new companies or in the securities of companies in emerging industries. As a result, the Mid-Cap Fund may involve an above-average level of market risk and should be only one part of an overall balanced investment program.

Balanced Fund

Because of its investments in bonds, an investment in the Balanced Fund carries interest rate risk in that as interest rates rise, the value of the bonds in the fund will generally fall. The greater the percentage of the fund's investment in bonds, the greater its interest rate risk. On the other hand, the more bonds the fund holds, the lesser its market risk.

While bond investing is often referred to as "fixed-income" investing, prices of the underlying bonds fluctuate on a daily basis. Mere investment in government or corporate bonds provides no assurance that you can be protected from certain risks in bond investing (including increasing price fluctuation as bond maturities become longer).

We may buy "callable bonds" for the Balanced Fund. This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond we own, we would have to reinvest the proceeds at a lower interest rate. Also, if the price we paid for the bond was higher than the call price, the effect is the same as if the Balanced Fund sold the bond at a loss.

Foresight Fund

In light of the Foresight Fund's policies of changing its allocation of stocks and fixed-income securities, the fund's annual portfolio turnover rate may exceed 100%. If the fund engages in short-term trading in order to achieve its objectives, it may increase portfolio turnover and incur larger brokerage commissions and other expenses than might otherwise be the case. This could lower investment performance, especially if our assessment of market performance is incorrect.

In addition, short-term trading may generate capital gains to the extent such trading involves the sale of appreciated securities.

Management

The Advisor

We are Madison Mosaic, LLC, a wholly-owned subsidiary of Madison Investment Advisors, Inc., both located at 550 Science Drive, Madison, Wisconsin 53711 ("Madison"). We manage approximately $200 million in assets in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1973, provides professional portfolio management services to a number of clients and has approximately $5 billion under management.

We are responsible for the day-to-day administration of the Trust's activities. Investment decisions regarding each of the Trust's funds can be influenced in various manners by a number of individuals.

Generally, with the exception of the Foresight Fund, all management decisions are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

With regard to the Foresight Fund, the investment policy committee determines the individual stocks and bonds that the fund will purchase. However, decisions regarding what percentage of the fund's assets will be invested in stock are primarily the responsibility of Frank E. Burgess. Mr. Burgess is the President and founder of Madison where he has been managing all varieties of securities portfolios since 1973. He has been making the Foresight Fund's asset allocation decisions since its inception.

Compensation

Investment Advisory Fees. We receive a fee for our services under our Investment Advisory Agreement with the Trust. For the Trust's last fiscal year, the fee was calculated as 0.75% of the average daily net assets of each fund. This fee is deducted automatically from all accounts and is reflected in the daily price of each fund.

Other Expenses. Under a separate Services Agreement with the Trust, we provide or arrange for each fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of each fund for these services. For the Trust's most recent fiscal year, this fee was set at the following rates: Investors Fund–0.40%; Mid-Cap Fund–0.50%; Balanced Fund–0.45%; and Foresight Fund–0.50%. These fees are also deducted automatically from all accounts and are reflected in the daily price of each fund.

Pricing of Fund Shares

The price of each fund share is based on its net asset value (or "NAV"). This equals the total daily value of the respective fund's investments, minus its expenses and liabilities, divided by the total number of outstanding shares. Each fund's NAV is calculated at the close of the New York Stock Exchange each day that it is open for trading, normally 4:00 p.m. Eastern Time.

We use the market value of the securities in each fund in order to determine NAV. We obtain the market value from one or more established pricing services.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

For the Investors, Mid-Cap and Foresight Funds, each fund's net income, if any, is declared as dividends and distributed to shareholders annually, usually at the end of the calendar year. Any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

For the Balanced Fund, dividends are distributed quarterly and capital gains, if any, are distributed annually.

Distributions will be paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer. (Please refer to Mosaic's *Guide to Doing Business* for more information about dividend distribution options.)

Taxes

Federal Tax Considerations

Each fund offered by the Trust will distribute to shareholders 100 percent of its net income and net capital gains, if any. The capital gain distribution is determined as of October 31 each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. In January each year, the Trust will send you an annual notice of dividends and other distributions paid during the prior year. Capital gains distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price fluctuates for each fund, if you redeem shares in such funds, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Trust to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of dividends, any capital gain distributions and redemption proceeds. Any fine assessed against the Trust that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State and Local

At the federal as well as state and local levels, dividend income and capital gains are generally considered taxable income.

Financial Highlights

The following financial highlights tables are intended to help you understand each Fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the fund (assuming reinvestment of all dividends and distributions). This information has been derived from financial statements audited by Deloitte & Touche LLP, whose report, dated February 8, 2002, along with the Trust's financial statements, are included in the annual report, which is available upon request.

	Year Ended December 31,				
	2001	**2000**	**1999**	**1998**	**1997[1]**
Net asset value beginning of year	$20.06	$21.10	$24.26	$22.37	$19.16
Investment operations:					
Net investment income (loss)	0.04	0.01	(0.01)	0.04	0.14
Net realized and unrealized gain (loss) on investments	(0.54)	2.28	1.21	4.13	6.39
Total from investment operations	(0.50)	2.29	1.20	4.17	6.53
Less distributions:					
From net investment income	(0.05)	(0.01)	—	(0.04)	(0.14)[2]
From net capital gains	(0.90)	(3.32)	(4.36)	(2.24)	(3.18)[2]
Total distributions	(0.95)	(3.33)	(4.36)	(2.28)	(3.32)[2]
Net asset value, end of year	$18.61	$20.06	$21.10	$24.26	$22.37
Total return (%)	(2.52)	10.84	5.06	18.66	34.84
Ratios and supplemental data					
Net assets, end of year (in thousands)	$30,526	$27,481	$29,326	$29,528	$25,202
Ratio of expenses to average net assets (%)	1.15	1.15	1.15	1.16	1.15
Ratio of net investment income (loss) to average net assets (%)	0.26	0.05	(0.03)	0.17	0.49
Portfolio turnover (%)	63	81	74	85	78[3]

[1] All data reflect share price adjustment due to fund merger on June 13, 1997.

[2] Includes distribution attributable to net investment income and net realized gain from Mosaic Investors Fund.

[3] For purposes of determining portfolio turnover, the transfer of securities pursuant to the merger on June 13, 1997 are not considered.

BALANCED FUND

	Year Ended December 31,				
	2001	**2000**	**1999**	**1998**	**1997**[1]
Net asset value beginning of year	$18.68	$18.95	$20.47	$19.48	$18.09
Investment operations:					
Net investment income	0.33	0.33	0.33	0.37	0.40
Net realized and unrealized gain (loss) on investments	(0.12)	1.69	0.31	2.56	4.04
Total from investment operations	0.21	2.02	0.64	2.93	4.44
Less distributions:					
From net investment income	(0.33)	(0.33)	(0.33)	(0.37)	(0.41)[2]
From net capital gains	(0.69)	(1.96)	(1.83)	(1.57)	(2.64)[2]
Total distributions	(1.02)	(2.29)	(2.16)	(1.94)	(3.05)[2]
Net asset value, end of year	$17.87	$18.68	$18.95	$20.47	$19.48
Total return (%)	1.17	10.79	3.14	15.15	25.49
Ratios and supplemental data					
Net assets, end of year (in thousands)	$22,856	$21,781	$25,326	$24,735	$17,403
Ratio of expenses to average net assets (%)	1.20	1.20	1.20	1.20	1.35
Ratio of net investment income to average net assets (%)	1.81	1.70	1.57	1.83	1.80
Portfolio turnover (%)	60	66	55	94	78[3]

[1] All data reflect share price adjustment due to fund merger on June 13, 1997.

[2] Includes distribution attributable to net investment income and net realized gain from Mosaic Equity Income Fund.

[3] For purposes of determining portfolio turnover, the transfer of securities pursuant to the merger on June 13, 1997 are not considered.

	2001	2000	1999	1998	Nine Months Ended Dec. 31, 1997
		Year Ended December 31,			
Net asset value beginning of year	$9.36	$9.57	$8.74	$9.25	$9.88
Investment operations:					
Net investment income (loss)	0.01	0.04	—	(0.01)	(0.03)
Net realized and unrealized gain (loss) on investments	1.40	1.74	0.83	0.64	1.91
Total from investment operations	1.41	1.78	0.83	0.63	1.88
Less distributions:					
From net investment income	(0.01)	(0.04)	—	—	—
From net capital gains	(0.72)	(1.95)	—	(1.14)	(2.51)
Total distributions	(0.73)	(1.99)	—	(1.14)	(2.51)
Net asset value, end of year	$10.04	$9.36	$9.57	$8.74	$9.25
Total return (%)	15.32	18.46	9.50	6.81	26.06
Ratios and supplemental data					
Net assets, end of year (in thousands)	$13,037	$9,101	$8,789	$10,207	$11,468
Ratio of expenses to average net assets (%)	1.25	1.25	1.25	1.26	1.27[1]
Ratio of net investment income to average net assets (%)	0.09	0.38	(0.03)	(0.09)	(0.35)[1]
Portfolio turnover (%)	47	75	65	88	80

The Fund commenced operations on July 21, 1983.

[1] Annualized.

FORESIGHT FUND

	Year Ended December 31,				Nine Months Ended Dec. 31, 1997[1]
	2001	**2000**	**1999**	**1998**	
Net asset value beginning of year	$13.41	$11.46	$11.95	$10.46	$10.97
Investment operations:					
Net investment income (loss)	0.15	0.27	0.37	0.22	(0.01)
Net realized and unrealized gain (loss) on investments	(0.54)	1.68	(0.49)	1.49	(0.50)
Total from investment operations	(0.39)	1.95	(0.12)	1.71	(0.51)
Less distributions from net investment income	(0.42)	—	(0.37)	(0.22)	—
Net asset value, end of year	$12.60	$13.41	$11.46	$11.95	$10.46
Total return (%)	(2.97)	17.02	(0.94)	16.36	(4.65)
Ratios and supplemental data					
Net assets, end of year (in thousands)	$4,310	$2,858	$2,585	$3,294	$1,914
Ratio of expenses to average net assets[3] (%)	1.25	1.25	1.25	1.30	2.41[2]
Ratio of net investment income to average net assets[3] (%)	1.41	2.37	2.73	2.59	0.05[2]
Portfolio turnover (%)	26	104	76	185	2

The Fund commenced operations on December 31, 1997.

[1] Prior to January 1, 1998, the Foresight Fund had different investment policies and objectives and was called Worldwide Growth Fund.

[2] Annualized.

[3] Had the advisor not waived advisory fees, the ratios of expenses and net investment loss would have been 2.92% and (0.56%), respectively, for the nine month period ended December 31, 1997.

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equity trust

Mosaic Equity Trust has a Statement of Additional Information (SAI) that includes additional information about each fund in Mosaic Equity Trust. Additional information about each fund's investments is available in the Trust's annual and semi-annual reports to shareholders. In the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Trust's funds during their last fiscal year. The SAI and the Trust's annual and semi-annual reports are available without charge by calling the Trust at 800-368-3195.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "*Guide to Doing Business*." Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about any fund in Mosaic Equity Trust or if you would like a copy of any written fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com

Finally, you can review and copy information about the Trust (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRANSFER AGENT

Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615